FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2009

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

JA Solar Holdings Co., Ltd.
36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

This Form 6-K consists of:

A statement regarding financial results for fourth quarter and fiscal year 2008 of JA Solar Holding Co., Ltd.  (the “Registrant”), made by the Registrant in English on March 10, 2009.

JA Solar Reports Fourth Quarter and 2008 Financial Results

* Q4 revenue of RMB 979 million ($144 million); above revised guidance of RMB 843 million ($124 million)

* Annual shipments of 277 MW; above revised guidance of 250 to 260 MW

* 2008 revenue increased 103 percent over 2007

* Maintained strong balance sheet and liquidity with over $292M in cash and investments

* Announced 175 MW strategic supply agreement with BP Solar

SHANGHAI, March 10 /PRNewswire-FirstCall/ -- JA Solar Holdings Co., Ltd., (Nasdaq: JASO) a leading manufacturer of high-performance solar products, today reported financial results for its fourth quarter and full-year 2008, ended Dec. 31, 2008.

Fourth Quarter 2008 Results

Revenue in the fourth quarter of 2008 was RMB 979.0 million ($143.5 million), a decrease of 6.9 percent from RMB 1.1 billion ($154.1 million) in the fourth quarter of 2007 and a decrease of 53.8 percent from RMB 2.1 billion ($310.8 million) in the third quarter of 2008.

On a GAAP basis, total gross profit in the fourth quarter was RMB 9.7 million ($1.4 million) or 1 percent, compared with RMB 222.7 million ($32.6 million) or 21.2 percent in the fourth quarter of 2007, and RMB 458.1 million ($67.1 million) or 21.6 percent in the third quarter of 2008. An inventory provision of RMB 78.0 million ($11.4 million) was recorded in the fourth quarter of 2008 compared to no provision in the fourth quarter of 2007 and third quarter of 2008.  Operating loss in the fourth quarter of 2008 was RMB 121.1 million ($17.8 million), compared with operating income of RMB 132.9 million ($19.5 million) in the fourth quarter of 2007 and operating income of RMB 433.3 million ($63.5 million) in the third quarter of 2008.  Net loss per diluted ADS in the fourth quarter was RMB 0.68 ($0.10), compared with net income per diluted ADS of RMB 0.64 ($0.09) in the same period of 2007 and net loss per diluted ADS of RMB 2.47 ($0.36) in the third quarter of 2008.

Non-GAAP operating loss in the fourth quarter of 2008 was RMB 88.9 million ($13.0 million), compared with operating income of RMB 195.6 million ($28.7 million) in the fourth quarter 2007 and operating income of RMB 416.0 million ($61.0 million) in the third quarter of 2008.  Net loss per diluted ADS was RMB 0.76 ($0.11), compared with net income per diluted ADS of RMB 1.05 ($0.15) in the same period of 2007 and net income per diluted ADS of RMB 1.61 ($0.24) in the third quarter of 2008.

Fiscal Year 2008 Results

Fiscal year 2008 revenue was RMB 5.5 billion ($800.0 million), an increase of 102.6 percent from RMB 2.7 billion ($394.8 million) in 2007.  Total shipments were 277 MW.

On a GAAP basis, total gross profit in 2008 was RMB 992.0 million ($145.4 million) or 18.2 percent, compared with RMB 600.9 million ($88.1 million) or 22.3 percent in 2007.  Operating income for 2008 was RMB 692.0 million ($101.4 million), compared with RMB 446.4 million ($65.4 million) in 2007. In 2008 net loss per diluted ADS was RMB 2.31 ($0.34), compared with net income per diluted ADS of RMB 2.93 ($0.43) in 2007.

On a non-GAAP basis, operating income in 2008 was RMB 805.2 million ($118.0 million) compared with RMB 538.0 million ($78.9 million) in 2007. In 2008 net loss per diluted ADS was RMB 3.03 ($0.44), compared with net income per diluted ADS of RMB 3.60 ($0.53) in 2007.

Liquidity

At Dec.31, 2008, JA Solar had cash and cash equivalents of RMB 1.9 billion ($282.8 million), investments of RMB 68.3M ($10.0 million), and total working capital of RMB 3.0 billion ($433.8 million).

During the fourth quarter of 2008, JA Solar conducted open market repurchases of the convertible notes due 2013.  Through Dec. 31, 2008, JA Solar re-purchased $78.5 million aggregate principal amount of the convertible notes for a total cash consideration of $26.6 million. As a result, JA Solar realized a net gain of $29.8 million. Total long-term debt outstanding at Dec. 31, 2008 was RMB 2.2 billion ($321.5 million)

2009 Outlook

The company currently expects 2009 revenue to be in the range of RMB 5,668 million ($830 million), to RMB 6,500 million ($952 million). JA Solar's target for total production for 2009 output is 500 MW to 550 MW. The nameplate production capacity by year-end 2009 is expected to be 875 MW.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of Dec. 31, 2008, which was RMB 6.8225 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on Dec. 31, 2008, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

About Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with GAAP, JA Solar uses the following non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude items related to share-based compensation, change in fair value of the derivatives, impairment loss on available-for-sale securities and gain on buyback of convertible bond.  JA Solar believes that non-GAAP information is useful for analysts and investors to evaluate JA Solar's future on-going performance because they enable a more meaningful comparison of JA Solar's projected cash earnings and performance with its peers and historical results from prior periods. The non-GAAP financial results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies. For more information on this non-GAAP financial measure, please see the tables captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this release, which should be read together with the preceding financial statements prepared under GAAP.

Investor Conference Call / Webcast Details

A conference call has been scheduled for today, Tuesday, March 10, 2008 at 8:00 am Eastern time. The call may be accessed by dialing 1.866.314.5232 (U.S.) or 1.617.213.8052 (international). The passcode is JA Solar. A live webcast of the conference call will be available on the company's website at www.jasolar.com. A replay of the call will be available beginning two hours after the live call and will be accessible by dialing 1.888.286.8010 (U.S.) or 1.617.801.6888 (international). The passcode for the replay is 81194820.

About JA Solar Holdings Co., Ltd.

Based in Shanghai with manufacturing operations in Hebei and Yangzhou, China, JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar cells. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "will," "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form F-20 and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

                           JA Solar Holdings Co., Ltd.
              Condensed Consolidated Statements of Operations
                               (Unaudited)
                                  For three months ended

              Dec. 31, 2007  Sept. 30, 2008  Dec. 31, 2008  Dec. 31, 2008
                 RMB'000         RMB'000        RMB'000       USD'000

Net revenues    1,051,572       2,120,568       979,032      143,500
Cost of sales    (828,875)     (1,662,506)     (969,366)    (142,083)
                 --------      ----------      --------     --------
Gross profit      222,697         458,062         9,666        1,417
                  -------         -------         -----        -----
Selling, general
 and
 administrative
 expenses         (88,287)        (17,858)     (117,443)     (17,214)
Research and
 development
 expenses          (1,461)         (6,914)      (13,353)      (1,957)
Total operating
 expenses         (89,748)        (24,772)     (130,796)     (19,171)
                  -------         -------      --------      -------
Income /
 (loss) from
 operations       132,949         433,290      (121,130)     (17,754)
                  -------         -------      --------      -------
Interest
 expense           (1,498)        (63,490)      (63,611)      (9,324)
Interest income    17,193          13,811        14,533        2,130
Change in fair
 value of
 derivatives             -        229,052       118,570       17,379
Foreign
 exchange loss     (57,305)       (40,772)      (13,390)      (1,963)
Investment loss          -         (8,320)         (231)         (34)
Gain on buyback
 of convertible
 bond                    -               -       203,514       29,830
Other income         1,422              52           159           24
Impairment on
 available-for-
 sale
 securities              -        (686,320)            -            -
                         -        --------             -            -
Income / (loss)
 before income
 taxes              92,761        (122,697)      138,414       20,288
                    ------        --------       -------       ------
Income tax
 benefits /
 (expenses)          5,570         (20,056)       10,377        1,521
                     -----         -------        ------        -----
Net income/
 (loss)             98,331        (142,753)      148,791       21,809
                    ------        --------       -------       ------
Net income/
 (loss) per ordinary
 share and per ADS
 (RMB/USD):
  Basic               0.65           (0.92)         0.92         0.14
  Diluted             0.64           (2.47)        (0.68)       (0.10)

                     JA Solar Holdings Co., Ltd.
           Condensed Consolidated Statements of Operations
                                        For the Year Ended
                                     2007         2008         2008
                                  RMB'000      RMB'000      USD'000
                                 (Audited)  (Unaudited)  (Unaudited)
Net revenues                    2,693,700    5,458,310      800,045
Cost of sales                  (2,092,792)  (4,466,275)    (654,639)
                               ----------   ----------     --------
Gross profit                      600,908      992,035      145,406
                                  -------      -------      -------
Selling, general and
 administrative expenses         (150,319)    (271,494)     (39,794)
Research and development
 expenses                          (4,200)     (28,509)      (4,178)
Total operating expenses         (154,519)    (300,003)     (43,972)
                                 --------     --------      -------
Income from operations            446,389      692,032      101,434
                                  -------      -------      -------
Interest expense                   (6,595)    (160,542)     (23,531)
Interest income                    62,580       54,495        7,988
Change in fair value of
 derivatives                            -      564,006       82,669
Foreign exchange loss            (112,800)    (128,754)     (18,872)
Investment loss                         -      (39,043)      (5,723)
Gain on buyback of
 convertible bond                       -      203,514       29,830
Other income                        5,226        3,560          521
Impairment on available-for-
 sale securities                        -     (686,320)    (100,597)
                                        -     --------     --------
Income before income taxes        394,800      502,948       73,719
                                  -------      -------       ------
Income tax benefits /
 (expenses)                         5,568      (23,882)      (3,500)
                                    -----      -------       ------
Net income                        400,368      479,066       70,219
                                  -------      -------       ------
Preferred shares accretion           (515)           -            -
Allocation of net income to
 participating preferred
 shareholders                      (1,648)           -            -
                                   ------            -            -
Net income available to
 ordinary shareholders            398,205      479,066       70,219
                                  -------      -------       ------

Net income/(loss) per ordinary
 share and per ADS
 (RMB/USD):
  Basic                              2.96         3.06         0.45
  Diluted                            2.93        (2.31)       (0.34)

                       JA Solar Holdings Co., Ltd.
                  Condensed Consolidated Balance Sheets

                                                 December 31,
                                         2007        2008         2008
                                      RMB'000     RMB'000      USD'000
                                     (Audited)  (Unaudited)  (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents            1,145,033    1,929,433      282,804
Available for sale securities          803,121       68,277       10,008
Accounts receivable from third party
 customers                              28,820      332,042       48,669
Accounts receivable from related
 party customers                        24,731       23,009        3,372
Inventories                            157,334      591,989       86,770
Value-added tax recoverable                  -      116,061       17,013
Advances to related party supplier     389,872      415,950       60,967
Advances to third party supplier       898,723      264,497       38,768
Other current assets                    42,315       75,020       10,996
Deferred tax assets                      1,214       14,146        2,073
                                         -----       ------        -----
Total current assets                 3,491,163    3,830,424      561,440
                                     ---------    ---------      -------
Property and equipment, net            532,012    1,369,807      200,778
Intangible asset, net                    6,688       11,805        1,730
Deferred tax asset                       4,355       14,400        2,111
Advances to third party suppliers      536,332    1,944,912      285,073
Long term Lease Prepayment                   -       44,399        6,508
Derivative asset-capped call options         -        4,485          657
Deferred issuance cost                       -       58,952        8,641
                                             -       ------        -----
Total assets                         4,570,550    7,279,184    1,066,938
                                     =========    =========    =========
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings             200,000      490,000       71,821
Accounts payable to third parties       10,119      117,982       17,293
Tax payables                               342        5,168          757
Advances from third party customers     70,286       65,051        9,535
Other payables to third parties         16,842      132,793       19,464
Payroll and welfare payable              6,364       14,199        2,081
Accrued expenses                        15,280       22,766        3,337
Interest payable                             -       13,458        1,973
Amounts due to related parties         113,890        9,407        1,379
                                       -------        -----        -----
Total current liabilities              433,123      870,824      127,640
                                       -------      -------      -------
Accrued warranty cost                      929        5,185          760
Convertible Bond                             -    1,532,600      224,639
Embedded derivatives                         -      115,676       16,955
                                             -      -------       ------
Total liabilities                      434,052    2,524,285      369,994
                                       -------    ---------      -------
Commitment and Contingencies
Shareholders’ equity:
Ordinary shares                            123          124           18
Additional paid-in capital           3,655,194    3,787,271      555,115
Statutory reserves                      71,619      169,575       24,855
Retained earnings                      417,203      798,312      117,012
Accumulated other comprehensive
 income                                 (7,641)        (383)         (56)
                                        ------         ----          ---
Total shareholders’ equity           4,136,498    4,754,899      696,944
                                     ---------    ---------      -------
Total liabilities and shareholders’
 equity                              4,570,550    7,279,184    1,066,938
                                     =========    =========    =========

                   JA Solar Holdings Co., Ltd.
                  Reconciliation of GAAP and Non GAAP Results
                                (Unaudited)

                                     Three Months Ended
                Dec. 31, 2007 Sept. 30, 2008  Dec. 31, 2008  Dec. 31, 2008
                      RMB'000        RMB'000        RMB'000        USD'000
Net income/
 (loss)-GAAP           98,331       (142,753)       148,791        21,809
Stock-based
 compensation          62,602        (17,245)        32,271         4,730
Change in
 fair value
 of
 derivatives                -       (229,052)      (118,570)      (17,379)
Impairment
 on
 available-
 for-sale
 securities                 -        686,320              -             -
Gain on
 buyback of
 convertible
 bond                       -              -       (203,514)      (29,830)
                            -              -       --------       -------
Net income/
 (loss)-Non
 GAAP                 160,933        297,270       (141,022)      (20,670)
                      =======        =======       ========       =======

                                     Three Months Ended
                Dec. 31, 2007 Sept. 30, 2008  Dec. 31, 2008  Dec. 31, 2008
                          RMB            RMB            RMB            USD
Net income/
 (loss) per
 diluted
 ADS-GAAP                0.64          (2.47)         (0.68)        (0.10)
Stock-based
 compensation            0.41          (0.10)          0.18          0.03
Change in
 fair value
 of capped
 call
 options and
 non-
 dilutive
 components                 -           0.14          (0.26)        (0.04)
Impairment
 on
 available-
 for-sale
 securities                 -           4.04              -              -
                            -           ----              -              -
Net income/
 (loss) per
 diluted
 ADS-Non
 GAAP                    1.05           1.61          (0.76)        (0.11)
                         ====           ====          =====         =====

                                     Three Months Ended
                Dec. 31, 2007 Sept. 30, 2008  Dec. 31, 2008  Dec. 31, 2008
                      RMB'000        RMB'000        RMB'000        USD'000
Income from
 operations-
 GAAP                 132,949        433,290       (121,130)      (17,754)
Stock-based
 compensation          62,602        (17,245)        32,271         4,730
                       ------        -------         ------         -----
Income from
 operations-
 Non GAAP             195,551        416,045        (88,859)      (13,024)
                      =======        =======        =======       =======

                                      Fiscal Year Ended
                                    2007     2008     2008
                                 RMB'000  RMB'000  USD'000
Net income/(loss)-GAAP           400,368  479,066   70,219
Stock-based compensation          91,637  113,192   16,591
Change in fair value of
 derivatives                           - (564,006) (82,669)
Impairment on available-for-
 sale securities                       -  686,320  100,597
Gain on buyback of convertible
 bond                                  - (203,514) (29,830)
                                       - --------  -------
Net income/(loss)-Non GAAP       492,005  511,058   74,908
                                 ======= =======   ======

                                      Fiscal Year Ended
                                    2007     2008     2008
                                     RMB      RMB      USD
Net income/(loss) per diluted
 ADS-GAAP                           2.93    (2.31)   (0.34)
Stock-based compensation            0.67     0.67     0.10
Change in fair value of capped
 call options and non-dilutive
 components                            -     0.60     0.08
Impairment on available-for-
 sale securities                       -     4.07     0.60
                                       -     ----     ----
Net income/(loss) per diluted
 ADS-Non GAAP                       3.60     3.03     0.44
                                    ====     ====     ====

                                      Fiscal Year Ended
                                    2007     2008     2008
                                 RMB'000  RMB'000  USD'000
Income from operations-GAAP      446,389  692,032  101,434
Stock-based compensation          91,637  113,192   16,591
                                  ------  -------   ------
Income from operations-Non GAAP  538,026  805,224  118,025
                                 =======  =======  =======

CONTACT: Deborah Stapleton, deb@stapleton.com, or Alexis Pascal, alexis@stapleton.com, both of Stapleton Communications, +1-650-470-0200, for JA Solar Holdings Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By /s/ Huaijin Yang

Name: Huaijin Yang

Title: Chief Executive Officer

Date: March 10, 2009